Filed by TurnWorks, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                           Subject Company: Hawaiian Airlines, Inc.
                           Commission File No. 001-08836




         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of TurnWorks Acquisition III, Inc. (to be renamed at Closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks"), constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and neither Aloha Holdings nor TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha Holdings and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in the preliminary joint proxy statement/prospecutus filed with the Securities and Exchange Commission by Aloha Holdings and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         Aloha Holdings has filed a preliminary joint proxy statement/prospectus, and will be filing a definitive joint proxy statement/prospectus and other relevant documents, concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these documents as they become available free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Filings with the SEC by Aloha Holdings are located under the name of the registrant, "TurnWorks Acquisition III, Inc." In addition, documents filed with the SEC by Hawaiian Airlines, Inc. may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel:
808-835-3700). THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS IS SUBJECT TO CHANGE. INVESTORS AND SECURITYHOLDERS SHOULD READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

THE FOLLOWING IS A TRANSCRIPT OF A PRERECORDED VOICE MESSAGE FROM GREGORY D. BRENNEMAN MADE AVAILABLE TO EMPLOYEES OF HAWAIIAN AND ALOHA FOR THE WEEK OF MARCH 11, 2002.

Hi, this is Greg with the voicemail update for the week of March 11th. This past week was a busy one. I was in Kona on Wednesday to speak to key business leaders and enjoyed seeing many of you then. The entire Hawaiian and Aloha teams in Kona are rallying around Joe Roca who's been in Queens hospital in Honolulu. I spoke with Joe yesterday and it sounds like he's well on his way to recovery. I know many of you know him. Please remember him and his family in your thoughts and prayers. We also testified before the House Committee on Economic Development and Business Concerns. It was great to see so many of you at the hearing supporting the Aloha and Hawaiian merger. Thank you for taking the time out of your schedule to show up. This next week will be busy as well. We have meetings all week with our partners at Boeing as we continue to work on bringing new airplanes in to grow our airline. And with several financial partners as we work to bring in additional liquidity. Of course all these transactions will be subject to the merger closing. In addition, we'll be appearing before the State Senate in a hearing on Tuesday. We are also meeting with most of your union representatives and are making good progress on merging the seniority lists and combining the contracts. While this is always a difficult process everyone is working well together. Paul Casey, Glenn Zander and I have started the process of evaluating the management employees with the help of Ruthann and Al. We are being very careful to make sure our evaluations are fair. Many of you have indicated you are as anxious as I am to begin building our new airline. We still must gain approval from the DOJ and the State Attorney General's office and get a positive vote from the minority shareholders at Hawaiian to complete our merger. Thank you for the great job you're doing everyday during this time of transition. Remember to ask me a question, press "2" and the "#" sign, then begin speaking. In addition, check the SEC website at sec.com if you would like more information on the merger. Working together we will build a strong, profitable, growing airline for Hawaii. I'm proud to be on your team.